Pricing Supplement No. 001 dated November 13, 2024	Filed pursuant to Rule 424(b)(2)
(To Prospectus dated June 13, 2022, as supplemented by Prospectus Supplement dated July 22, 2022)	Registration No. 333-265556-01 CUSIP No. 26054EAV1

THE DOW CHEMICAL COMPANY

Medium-Term Notes

Fixed Rate

Capitalized terms used in this Pricing Supplement that are defined in the medium-term notes prospectus supplement (the “Prospectus Supplement”) shall have the meanings assigned to them in the Prospectus Supplement unless otherwise defined herein.

Principal Amount:	$1,000,000

Issue Price:	100%
Initial Trade Date:	November 13, 2024
Original Issue Date:	November 18, 2024
Stated Maturity Date:	November 18, 2025
Interest Rate:	4.75% per annum
Interest Payment Dates:	Semi-annually, on each 18th May and November, commencing on May 18, 2025 and ending on the Stated Maturity Date
Net Proceeds to Issuer:	99.80% of Principal Amount
Agent’s Discount or Commission:	0.20% of Principal Amount
Agent:	Citigroup Global Markets Inc.
Agent’s Capacity:	Principal
Day Count Convention:	30/360
Business Day Convention:	Following, unadjusted
Form of Note:	Book-entry only

RISK FACTORS

Your investment in the Notes involves risks. You should consult with your own financial and legal advisers as to the risks involved in an investment in the Notes and to determine whether the Notes are a suitable investment for you. The Notes may not be a suitable investment for you if you are unsophisticated about debt securities. You should carefully consider the risks described under “Risk Factors” starting on page S-3 of the Prospectus Supplement and in the documents incorporated by reference into the accompanying Prospectus, as well as the other information contained or incorporated by reference in this Pricing Supplement or the accompanying Prospectus or the Prospectus Supplement, before making a decision to invest in the Notes.

LEGAL MATTERS

In the opinion of Shandell S. Massey, Managing Counsel and Assistant Secretary, of The Dow Chemical Company (the “Company”), the Notes offered by this Pricing Supplement have been duly authorized, and when executed and issued by the Company, authenticated by the Trustee pursuant to the Indenture, and delivered against payment as contemplated herein, such Notes will be legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their terms and entitled to the benefits of the Indenture (subject to applicable bankruptcy, reorganization, insolvency, moratorium or other laws affecting creditors’ rights generally from time to time in effect and to general principles of equity). This opinion is given as of the date hereof and is limited to the law of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to the same assumptions and qualifications stated in the letter of such counsel dated February 9, 2024, filed in the Company’s Current Report on Form 8-K dated February 9, 2024 and incorporated by reference as Exhibit 5.1 to the Company’s registration statement on Form S-3ASR (File No. 333-265556-01).

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